Exhibit 99.2

Sent via Email to: lixin@ihangmei.com; liuyan@ihangmei.com; wuwei1@ihangmei.com

November 13, 2020

Mr. Xin Li

Chief Financial Officer

AirNet Technology Inc.

15/F, Sky Plaza, No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Re:	AirNet Technology Inc. (the “Company”)

Nasdaq Security: American Depositary Shares (“ADS”)

Nasdaq Symbol: ANTE

Dear Mr. Li:

On March 30, 2020, Staff notified the Company that its ADS had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Since then, Staff has determined that for the last 20 consecutive business days, from October 16 through November 12, 2020, the closing bid price of the Company’s ADS has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

If you have any questions, please contact me at +1 301 978 8034.

Sincerely,

W. Wayne Bush, CFA

Director

Nasdaq Listing Qualifications